Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

In January of 2008, when Brookfield Infrastructure Partners1 was launched, our objective was to create a premier listed entity within the infrastructure sector. To that end, Brookfield Infrastructure was seeded with high quality assets that would produce long-term sustainable cash flow and appreciate in value as a result of their strong underlying competitive positions. Furthermore, we positioned Brookfield Infrastructure to grow by leveraging Brookfield Asset Management Inc.’s (“Brookfield”) operating platforms to enhance the value of our existing assets and to invest in opportunities that generate attractive returns. By any number of measures, 2008 was one of the most turbulent years in recent economic history and was a difficult year in which to establish our business. However, despite this backdrop, we had a solid year, ending on strong financial footing. We begin 2009 with over $550 million of available liquidity and a solid capital structure. Our debt has an average term of 10.8 years with no significant maturities until 2011 and our average cash interest rate is 5.9%. As a result, we believe that we are well positioned, both financially and operationally, to take advantage of opportunities that this environment will present.

In 2008, Brookfield Infrastructure recorded pro forma2 adjusted net operating income3 (“ANOI”) of $63.3 million, or $1.65 per unit, which was a 5% increase versus 2007 after adjusting for non-recurring revenue. The increase in ANOI was driven by strong results from our transmission business, which generated $68.4 million of pro forma ANOI. Excluding non-recurring revenue from our Chilean transmission operation, Transelec, this was an 11% increase in ANOI versus last year, primarily due to the increase in regulated rates, indexation of revenues and contribution from growth capital expenditures at Transelec. Our timber operations generated $12.8 million of pro forma ANOI in 2008, a 20% decrease compared with the prior year. This was mainly attributable to declines in prices for second growth Douglas-fir and Hemlock due to continuing softness in the U.S. housing market and our decision to reduce harvest levels to preserve the value of our inventory. However, as a result of increasing exports to the Asian market by 10% versus last year, we improved our performance, posting a 4% decline in the realized price for our Douglas-fir product versus a 14% decline in the domestic market.

HIGHLIGHTS

Despite challenging market conditions in 2008, we made progress on a number of important initiatives during the course of the year:

•

Sale of TBE – In September of 2008, we exercised our put option to sell TBE, our Brazilian transmission assets, to a state-owned utility in Brazil. We are in the process of obtaining regulatory approval, and we anticipate that the sale will close in the first quarter of 2009. In addition to realizing an after-tax return in excess of 30% on this investment, the sale will generate after-tax proceeds of approximately $274 million, including hedge proceeds.

[1]

Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure” or “we” or “us”) which it accounts for using the equity method. As a result, the results discussed herein are those of Brookfield Infrastructure as they reflect the Partnership’s underlying operations in greater detail than results for the Partnership.

[2]

These pro forma results assume that Brookfield increased its ownership of Transelec on January 1, 2008 (increasing Brookfield Infrastructure’s ownership interest to 17.8% from 10.7%). The comparative results for the period ended December 31, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.

[3]

ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Information for the year and quarter ended December 31, 2008 at www.brookfieldinfrastructure.com.

•

Awarded regulated transmission project in Texas – In January 2009, together with its 50% partner Isolux Corsan Concesiones SA, Brookfield was awarded the right to build $400 million of transmission lines in Texas to increase delivery of wind power in the state. Factoring in ancillary investment, we anticipate the project cost will be close to $500 million. This project is a low risk development project with attractive return potential. Brookfield Infrastructure will have an opportunity to invest equity in this project as it progresses.

•

Add-on investment in timber – In November of 2008, Longview, our U.S. timber operation, completed the add-on acquisition of a 68,000 acre tree farm in Washington State. This tree farm complements our existing portfolio and will enable us to increase exports from our U.S. operations.

•

Established social infrastructure platform – We expanded our asset mix and geographic footprint with the acquisition of interests in three public private partnerships (“PPP”) in the United Kingdom and Australia. This establishes our platform in social infrastructure, a sector where we see opportunities to deploy capital at attractive risk-adjusted rates of return. We believe that the PPP market will expand significantly as governments continue to realize the benefits of delivering social and economic infrastructure with the private sector.

•

Longview refinancing – In April of 2008, our U.S. timber operations completed a $1 billion refinancing of its acquisition facility with an average coupon of 5.2%. With this refinancing, we have a well laddered debt portfolio throughout our operations with no maturities prior to 2011.

•

Brookfield Infrastructure credit facility – In June of 2008, we closed a $450 million revolving credit facility with a syndicate of global financial institutions in the midst of difficult market conditions demonstrating the strength of Brookfield’s relationships with the financial community.

MARKET OVERVIEW

As we begin 2009, it is apparent that most developed countries are entering what may be a protracted recession, exacerbated by widespread declines in real estate prices and deleveraging throughout the economy. In contrast, Latin American countries are healthier. Although Brazil and Chile will clearly experience reduced growth rates, they may not enter a recession. North American and European banks, which were the catalyst for the global economic crisis, are capital constrained and have reduced abilities to lend as they continue to repair their balance sheets. Consequently, the capacity in the bank market has shrunk dramatically, and lenders are paring their client lists in order to ration capital. In Latin America, balance sheets of banks and institutional investors are relatively strong. However, capacity in the local bank and capital markets is modest.

Outside of the banking community we are seeing signs that capital markets are beginning to stabilize, with liquidity returning to the investment grade debt market. Although spreads are high compared to historic levels, new issues are being sold with more traditional new issue discounts. Access to the high yield market continues to be quite choppy, with only the highest quality non-investment grade companies able to raise capital. As a leading indicator of the current situation, global stock markets posted historic declines in 2008. The Dow Jones Brookfield infrastructure index was down 36%. In Latin America, since the recent flight of foreign capital, local stock markets have declined precipitously as well and foreign exchange rates have been extremely volatile. With limited access to capital and valuations depressed in both the public and private markets, the business environment is favorable for growth-oriented companies with strong balance sheets.

OUTLOOK

In 2009, we will continue to work hard to enhance the value of our existing assets. Our transmission business should continue to generate stable cash flow and deliver strong returns. We will continue to look for opportunities to grow this business and have adjusted our investment hurdle rates to reflect the current environment. In the near term, the timber market is likely to remain weak. Over time, as the U.S. housing market recovers and supply fundamentals improve, we will be prepared to increase our harvest levels and demonstrate the premium value of our asset base.

In the coming year, we expect there to be numerous opportunities to acquire high quality infrastructure assets at attractive valuations and with lower leverage levels, thus providing us with solid risk-adjusted returns. With significant liquidity, Brookfield Infrastructure has ample capacity to make acquisitions. Furthermore, we have very strong relationships with a broad group of the largest global financial institutions through our affiliation with Brookfield. These relationships, combined with our track record of conservative, predominantly investment grade financing, should provide us with access to debt capital to fund these acquisitions. Finally, by leveraging Brookfield’s operating platforms, we should be able to extract additional value from and enhance our returns on the assets that we acquire. Since we are in an environment that still has considerable uncertainty, we will nonetheless be selective with respect to opportunities that we pursue, and we will proceed with caution. We look forward to updating you on our progress.

I would like to take this opportunity to thank the Board of Directors for their counsel and support during the year. I would also like to thank you, our unitholders, for your support and interest in Brookfield Infrastructure Partners.

Sincerely,

“signed”

Samuel Pollock

Chief Executive Officer

Brookfield Infrastructure Group Corp.

February 5, 2009

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “enhance”, “may”, “ensure”, “likely”, “anticipate”, “expect”, “increase”, “opportunities”, “believe”, “will”, “continue”, “should”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Letter to Unitholders include statements about Brookfield Infrastructure’s ability to succeed given the current economic environment now and in the future, the ability to capitalize on investment opportunities, complete acquisitions and secure future financing, completing the sale of TBE, Brookfield Infrastructure’s participation in the Texas transmission project awarded to Brookfield, increasing timber exports from our U.S. operations, expansion of the PPP market, future performance of the economies of Chile and Brazil, the future performance of Brookfield Infrastructure’s transmission and timber operations, our ability to increase our timber harvest levels, leveraging Brookfield’s operating platforms to extract additional value from and enhance our returns on acquired assets, the prospects of recovery of the economy and capital markets and the overall prospects of Brookfield Infrastructure and the industries in which it operates. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the United States and elsewhere, which may impact the markets for timber, changes in inflation rates in the U.S. and elsewhere, foreign exchange rates, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, the market for electricity transmission in Chile and Brazil, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, regulatory risks and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent annual report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.